SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.--)*

Ultra Care, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

90386F 10 1

(CUSIP Number)

Michael T. Shannon, Esq.
Devlin Jensen, Barristers & Solicitors
555 W. Hastings St., Suite 2550
Vancouver, B.C., Canada  V6B 4N5
(604) 684-2550

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

January 15, 2009

             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP NO.: 90386F 10 1	13D	Page 2 of 5 Pages

(1)	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Cher Kian Goh
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	(See Instructions)	(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (See Instructions)

OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED	☐
PURSUANT TO ITEMS 2(d) OR 2(e)
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore
	(7)	SOLE VOTING POWER

		1,200,000
Number of Shares	(8)	SHARED VOTING POWER
Beneficially
Owned by Each		0
Reporting	(9)	SOLE DISPOSITIVE POWER
Person With
		1,200,000
	(10)	SHARED DISPOSITIVE POWER
		0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,200,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
	CERTAIN SHARES (See Instructions)	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.22
(14)	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP NO.: 90386F 10 1	13D	Page 3 of 5 Pages

Item 1.   SECURITY AND ISSUER

The class of equity securities to which this statement relates is common stock, $0.001 par value per share (the "Common Stock") of Ultra Care, Inc., a corporation organized under the laws of the State of Nevada (the "Issuer").  The address of the principal executive offices of the Issuer is 999 Third Avenue, Suite 3800, Seattle, WA  98104.

Item 2.   IDENTITY AND BACKGROUND

          (a) - (c)

          Mr. Cher Kian Goh (Alan Goh) (age 48) of Blk. 151 Ang Mo Kio Ave. 5, #09-3040, Singapore  560151, is currently the President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and a director of Ultra Care, Inc. since January 15, 2009.  From mid 2008 to present, Mr. Goh has been the sole proprietor of Majestic Resources, which is based in Singapore and provides labor outsourcing services that recruits foreign workers to Singapore.  From 2007 to mid 2008, Mr. Goh was the manager of EZY Employment Agency Pte. Ltd., which is based in Singapore, where he managed the recruitment, training and immigration processing of workers in the Food & Beverage Industry, cleaning services and construction industry to Singapore as well as the return to their home country.  From 2006 to 2007, Mr. Goh was the assistant operations manager of Kardin Wan Shen Logistics, which is based in Singapore, where he gained valuable experience and knowledge in freight forwarding and other logistical operations.  From 2003 to 2006, Mr. Goh was a manager at PT. Pasifik Indo Mulia, an Indonesian trading company involved in importing electrical and electrical appliances from various Asian countries into Indonesia.  From 1983 to 2003, Mr. Goh worked in his family business named Bina Bharama Trading Pte. Ltd., a Singapore company involved in recycling of waste plastics into resins and the sale of such resins to plastic manufacturers, where he gained valuable knowledge of the recycling business and negotiating skills.  Mr. Goh is not an officer or director of any other reporting issuer.

          (d) - (f)

          During the last five years, Mr. Alan Goh has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, Mr. Goh has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction; and therefore, is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Alan Goh is a citizen of Singapore.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Pursuant to a Stock Purchase Agreement dated December 29, 2008, between Mr. Alan Goh and Mr. Van Clayton A. Pagaduan, which closed on January 15, 2009, Mr. Goh acquired 1,200,000 shares of common stock of the Issuer in aggregate from Mr. Van Clayton A. Pagaduan for consideration of $60,000.00 constituting approximately 61.22% of the Issuer’s outstanding capital stock.

Item 4.   PURPOSE OF TRANSACTION

          Mr. Alan Goh is currently holding the shares for investment purposes. Mr. Goh has no plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO.: 90386F 10 1	13D	Page 4 of 5 Pages

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a)  Mr. Alan Goh currently owns 1,200,000 shares of Common Stock of the Issuer which represents approximately 61.22% of the outstanding Common Stock of the Issuer. This percentage is based on 1,960,000 shares of Common Stock issued and outstanding.

          (b)  Mr. Alan Goh has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 1,200,000 shares of Common Stock.

          (c)  Except as otherwise described herein, and to the knowledge of Mr. Alan Goh, Mr. Goh has not affected any transaction in the Common Stock during the past sixty (60) days.

          (d)  Except as otherwise described herein, and to the knowledge of Mr. Alan Goh, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock owned by Mr. Goh.

          (e)  It is inapplicable for the purpose herein to state the date of which Mr. Alan Goh ceased to be an owner of more than five percent (5%) of the Common Stock.

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

          Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Alan Goh and any other person with respect to the voting or disposition of the shares of Common Stock beneficially owned by Mr. Goh

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

          Not Applicable as there are no exhibits to be filed with this Schedule 13D.

CUSIP NO.: 90386F 10 1	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2009

/s/ Alan Goh
Alan Goh